UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2012

Commission File Number: 001-33800
SearchMedia Holdings Limited -----------------------------------
(Translation of registrant's name into English)

Cayman Islands -----------------------------------
(Jurisdiction of incorporation or organization)

K-Wah Center #38-03 1010 Middle Huaihai Road Shanghai, China 200031
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ x ] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934:  [   ] Yes    [ x ] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Receives Extension Of Plan Period to Demonstrate Compliance with NYSE MKT Standards; Also Receives Notice of Noncompliance

Shanghai, China, June 18, 2012 — SearchMedia Holdings Limited ("SearchMedia" or the "Company") (NYSE MKT: IDI) (NYSE MKT: IDI.WS), one of China's leading nationwide multi-platform media companies, today disclosed receipt of a notice from NYSE MKT LLC ("NYSE MKT" or the "Exchange"), dated June 13, 2012, extending the period from May 21, 2012 to January 15, 2013, which the Company must meet the Exchange's financial impairment standard. The Company's requirement to meet the minimum stockholders' equity standards remained unchanged at January 15, 2013.

On July 15, 2011, the Exchange originally notified the Company that it was not in compliance with (1) Section 1003(a)(i) of the NYSE MKT Company Guide (the "Company Guide") because it reported stockholders' equity of less than $2,000,000 as of December 31, 2010 and losses from continuing operations and net losses in two of its three most recent fiscal years ended December 31, 2010 (2) Section 1003(a)(ii) of the Company Guide because it reported stockholders' equity of less than $4,000,000 as of December 31, 2010 and losses from continuing operations and net losses in three of its four most recent fiscal years ended December 31, 2010 and (3) Section 1003(a)(iv) of the Company Guide because, in the opinion of the Exchange, the Company's losses and its existing financial resources, bring into question whether it will be able to continue operations and/or meet its obligations as they mature.

Based on the information provided by the Company to the Exchange, the Exchange in a letter dated June 13, 2012, notified the Company that it had made significant progress towards regaining compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iv) of the Company Guide and that the Company must demonstrate it had regained compliance by January 15, 2013.

In addition, NYSE MKT issued a new deficiency notification to the Company because it was not in compliance with Section 1003(a)(iii) of the Exchange's Company Guide for reporting stockholders' equity of less than $6,000,000 as of December 31, 2011 and losses from continuing operations and net losses in its five most recent fiscal years ended December 31, 2011, and that its listing is being continued pursuant to additional extension of time to regain compliance by January 15, 2013.

The Company is also required to provide the Exchange with updates in conjunction with the initiatives of the Company's compliance plan as appropriate or upon request.

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China's largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia's core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi- platform, "one-stop shop" services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia's beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "confident" and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: the Company's ability to execute and meet its plan of compliance; the risk that if the Company fails to make progress consistent with meeting the plan of compliance accepted by the Exchange, the Company may be delisted;  the Company's ability to meet the continued listing requirements as set forth in the Exchange's Company Guide; the Company's ability to improve its liquidity and financial condition,  and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: June 19, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer